Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

LabCorp Contact:

Paul Surdez, Vice President, Investor Relations (investors)

336-436-5076

Investor@labcorp.com

Pattie Kushner, Vice President, Corporate Communications (media)

336-436-8263

Media@labcorp.com

LabCorp Commences Cash Tender Offer for All Outstanding Shares of Sequenom, Inc.

BURLINGTON, N.C. August 9, 2016—Laboratory Corporation of America® Holdings (NYSE: LH) today announced the commencement of its cash tender offer for all outstanding shares of the common stock of Sequenom, Inc. (NASDAQ: SQNM) for $2.40 per share. The tender offer is being made by Savoy Acquisition Corp., a wholly owned subsidiary of LabCorp, pursuant to an offer to purchase, dated August 9, 2016. LabCorp and Sequenom previously announced that they entered into an agreement and plan of merger, dated as of July 26, 2016, for LabCorp to acquire Sequenom.

The board of directors of Sequenom, Inc. has determined that the merger agreement, the offer and the merger are fair and advisable to, and in the best interests of Sequenom and its stockholders. The Sequenom board also agreed that the merger agreement shall be effected under Section 251(h) of the Delaware General Corporation Law, approved the merger agreement, the offer, the merger and the other transactions contemplated thereby, and recommended that Sequenom stockholders accept the offer and tender their shares in the offer.

The tender offer and any withdrawal rights are scheduled to expire at 12:01 a.m., New York City Time, on Wednesday, September 7, 2016, unless the tender offer is extended.

Following the successful completion of the tender offer, LabCorp expects to merge Savoy Acquisition Corp. into Sequenom without a vote of the stockholders of Sequenom, resulting in any shares not purchased in the tender offer being converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the merger agreement, including the acquisition by Savoy Acquisition Corp. of a majority of Sequenom’s outstanding shares at the time of the consummation of the offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected by year end.

The complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal and other related materials filed with the Securities and Exchange Commission (SEC) on August 9, 2016 as exhibits to a tender offer statement on Schedule TO filed by LabCorp and Savoy Acquisition Corp. In addition, on August 9, 2016, Sequenom filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC related to the tender offer.

Important Additional Information Has Been Filed with the SEC

The tender offer described in this press release has commenced, but this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Sequenom, Inc.’s common stock. The tender offer is being made pursuant to a tender offer statement and related materials (including the Offer to Purchase and the letter of transmittal). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO and related materials, including the offer to purchase and letter of transmittal, have been filed by Laboratory Corporation of America Holdings and Savoy Acquisition Corp. with the SEC and mailed to Sequenom stockholders. The solicitation/recommendation statement on Schedule 14D-9 has been filed by Sequenom, Inc. with the SEC and mailed to Sequenom stockholders. Investors and security holders may obtain a copy of these statements at no cost and other documents filed by Laboratory Corporation of America Holdings and Savoy Acquisition Corp. or Sequenom, Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained at no cost by directing such requests to Morrow Sodali Global, LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-800-662-5200 for shareholders and all others.

About LabCorp®

Laboratory Corporation of America® Holdings (NYSE: LH), an S&P 500 company, is the world’s leading healthcare diagnostics company, providing comprehensive clinical laboratory and end-to-end drug development services. With a mission to improve health and improve lives, LabCorp delivers world-class diagnostic solutions, brings innovative medicines to patients faster and develops technology-enabled solutions to change the way care is provided. With net revenue in excess of $8.5 billion in 2015, LabCorp’s 50,000 employees serve clients in 60 countries. To learn more about LabCorp, visit www.labcorp.com, and to learn more about Covance Drug Development, visit www.covance.com.

Forward-Looking Statements

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected timing and closing of the transaction, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied or waived, uncertainties as to the timing of the merger, uncertainties as to how many Sequenom stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Sequenom into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and

adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Sequenom’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent SEC filings, and Sequenom’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent SEC filings.